SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CARDTREND INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE

   (Title of Class of Securities)

14161K101

(CUSIP Number)

Peter Stefanou, Managing Partner
RBSM LLP
5 W 37th Street, 9th Floor
New York, NY 10018-5315
Phone: (212) 868-3669

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1of 7 Pages)

CUSIP No. 14161K101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Peter Stefanou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 32.950,990
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 32.950,990
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32.952,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.46%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 14161K101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RBSM LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES	7	SOLE VOTING POWER 32.952,990
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 32.952,990
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32.950,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.46%
14	TYPE OF REPORTING PERSON* PN

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Cardtrend International, Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 800 5th Avenue, Suite 4100, Seattle, Washington 98104.
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Item 2. Identity and Background.

This statement is being filed by Peter Stefanou (“Mr. Stefanou”) and RBSM LLP, a Pennsylvania limited liability partnership (“RBSM” and together with Mr. Stefanou, the “Reporting Persons”).  RBSM is principally engaged in the business of providing professional accounting, auditing and tax services. Mr. Stefanou is the managing partner of RBSM and has sole voting and dispositive power over the securities held by RBSM. The Reporting Persons business address is 5 W 37th Street, 9th Floor,  New York, NY 10018-5315.  Mr Stefanou is a United States citizen.

During the past five years, neither Mr. Stefanou nor RBSM have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

From approximately  May 2007 to April 2008, RBSM was engaged as the Issuer’s independent auditor and RBSM audited the Issuer’s financial statements for the fiscal years ended December 31, 2005, 2006  and 2007.  On April 22, 2008, Issuer terminated RBSM as its independent auditor.  On May 5, 2008, Issuer issued a convertible promissory note in the aggregate principal amount of $200,000 to RBSM (the “RBSM Note”) for an initial term of 6 months from the date of issuance (the “Maturity Date”).  The RBSM Note accrued interest at a rate of 7% per annum and the interest was payable to RBSM on the Maturity Date. On the Maturity Date, if the Issuer did not pay the principal amount of the RBSM Note and the interest accrued thereon to RBSM, the RBSM Note was convertible, at the option of RBSM, into shares of the Issuer’s Common Stock, at a conversion price equal to the average closing bid price of the Company’s Common Stock for the five (5) days preceding the Maturity Date. On October 30, 2008, the Issuer and RBSM signed an agreement to extend the Maturity Date from November 4, 2008 to May 4, 2009 for a consideration of $5,000.  On May 5, 2009, RBSM elected to convert the principal amount of the RBSM Note and all interest accrued thereunder into 32,950,990 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

As described above, the Reporting Persons’ acquisition of the securities was made pursuant to the RBSM Note.

RBSM intends to review its investment in the Issuer on a continuing basis. In this regard, RBSM may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by it, in any case, in market transactions, in private transactions or otherwise. RBSM may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. RBSM’s actions with respect to its investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, RBSM’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to RBSM, prospects for RBSM’s own business, general economic conditions, including stock market conditions and other future developments.

RBSM reserve the right to change its purpose in respect of the shares of Common Stock and take such actions as it deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as set forth in this Item 4, neither Mr. Stefanou nor RBSM have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of May  29, 2009, RBSM beneficially owned 32.952,990 shares or 17.46% of Issuer’s Common Stock.  RBSM has the sole power to vote or dispose of all of its respective shares.

Mr. Stefanou is the managing partner of RBSM. By virtue of his position as managing partner of RBSM, Mr. Stefanou has sole voting and dispositive power over the shares of Common Stock held by RBSM and may be deemed to be the beneficial owner of the shares of Common Stock which are held by RBSM.  Mr. Stefanou disclaims any beneficial ownership of any such shares of Common Stock except for their pecuniary interest therein.

The information set forth herein is based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009.  As of April 27, 2009, the Issuer had 155,818,136 shares of Common Stock issued and outstanding.

Except as described in this Schedule 13D, neither RBSM nor Mr. Stefanou has effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between RBSM, Mr. Stefanou and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Convertible Promissory Note issued to RBSM LLP, dated May 5, 2008 (incorporated by reference to Exhibit 10.17 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on April 15, 2009)

2
Amendment to Convertible Promissory Note issued to RBSM LLP, dated October 30, 2008 (incorporated by reference to Exhibit 10.18 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on April 15, 2009)

3	Joint Filing Agreement, dated June 5, 2009

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: June 5, 2009

RBSM LLP

By:	/s/ Peter Stefanou
Name: Peter Stefanou
Title: Managing Partner

/s/ Peter Stefanou
Peter Stefanou

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EXHIBIT 3

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Cardtrend International, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: June 5, 2009

RBSM LLP

By:	/s/ Peter Stefanou
Name: Peter Stefanou
Title: Managing Partner

/s/ Peter Stefanou
Peter Stefanou

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